May 19, 2005

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0405

   Re: Golden Eagle International, Inc.
          Form 10-K filed April 15, 2005
          File No. 000-23726

Dear Sir:

We are the chief executive officer and the chief financial officer of Golden Eagle International, Inc. (“GEII”). We have reviewed your letter of May 6, 2005, and have further reviewed the disclosure documents that GEII has filed with the Commission. In that connection:

o	We understand that GEII is responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;

o	We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

o	GEII may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your assistance.

Sincerely yours,

Terry C. Turner	Tracy Madsen, Treasurer
Chief Executive Officer	Chief Financial Officer